January 20, 2005

VIA EDGAR AND FACSIMILE (202) 942-9544
--------------------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Attn:    Barbara Jacobs, Assistant Director
                  Maryse Mills-Apenteng, Esq.

         Re:      Zone 4 Play, Inc.
                  Amendment No. 1 to the Registration Statement on Form SB-2 File No. 333-120174

Ladies and Gentlemen:

      The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated January 14, 2005 (the "Comment Letter") relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Zone 4 Play, Inc. (the "Company"). On behalf of the Company, we respond as follows.

Periodic Reporting
------------------

1. Update the financial statements pursuant to Rule 310(g) of Regulation S-B prior to effectiveness.

      Response

      The Company will update the financial statements and related financial disclosure as of September 30, 2004 prior to effectiveness.

2. See prior comment 1. We are unable to locate the pro forma information required in the amended Form 8-K. Please advise.

      Response

      The Company supplementally advises the Staff that on February 2, 2004 the Company acquired Zone4Play, Inc, a Delaware corporation. The acquisition was accounted for as a reverse acquisition, whereby the Company was treated as the acquiree and Zone4Play (Delaware) as the acquirer, primarily because the Zone4Play (Delaware) shareholders owned a majority, approximately 58%, of the Company's common stock upon completion of the acquisition. Immediately prior the consummation of the transaction the Company had no material assets and liabilities, hence the reverse acquisition was treated as a capital stock transaction in which the Company is deemed to have issued the common stock held by the Company's shareholders for the net assets of Zone4Play (Delaware). Since the historical financial statements of Zone4Play (Delaware) became the historical financial statements of the Company, which is effectively like a pro forma, there was no need to provide additional pro forma information in the amended Form 8-K.

3. See prior comment 2. We note the revisions to the selling shareholder section describing the transactions by which the selling shareholders obtained their shares. However, the description is ambiguous as to which selling shareholders participate in which transactions. Please revise to provide this specific information.

      Response

      The footnotes to the "Selling Stockholders" section have been revised to clarify which selling stockholder participated in which transaction. Please see the attached Exhibit A.

4. See prior comment 4. We note your supplemental response that Altshuler Shaham Ltd. is a licensed broker in Israel and that it purchased the shares as investment securities. Because the shares were not received by the broker-dealer as compensation, the broker must be named in the prospectus as an underwriter. Please revise accordingly.

      Response

      The following disclosure was added to the cover page to the prospectus:
      "Altshuler Shaham Ltd. is an "underwriter" within the meaning of the Securities Act of 1933 in connection with the sale of common stock under this prospectus. With the exception of Altshuler Shaham Ltd., no other underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering."

      The disclosure in the third paragraph of the "Plan of Distribution" section, which begins on page 10, has been revised as follows:

            Altshuler Shaham Ltd. is an "underwriter" as that term is defined under the Securities Exchange Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the rules and regulations of such acts. Further, the other selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be "underwriters." In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter. Thank you in advance for your prompt review and assistance.

                                                   Very truly yours,

                                                   /s/ David Schubauer
                                                   David Schubauer

                                                                       EXHIBIT A

                              SELLING STOCKHOLDERS

      The following table sets forth the common stock ownership of the selling stockholders as ofJanuary 20, 2005, including the number of shares of common stock issuable upon the exercise of warrants held by the selling stockholders. The selling stockholders acquired their securities: (1) through the December 1, 2003 Stock Purchase Agreement, pursuant to which we acquired 100% of the issued and outstanding common stock of Zone 4 Play, Inc., a Delaware corporation; (2) through our April 2004 financing arrangement (described on page 26 of this prospectus); (3) through out August 2004 financing arrangement (described on page 26 of this prospectus); (4) as compensation for services to our company; or
(5) pursuant to private transactions exempt from registration pursuant to
Section 4(1) of the Securities Act of 1933, as amended. The transactions described in (1) through (4) above were made pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. Other than as set forth in the following table, the selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

                                                   Shares Beneficially Owned                               Shares Beneficially Owned
                                                    Prior to the Offering        Total Shares Offered (1)    After the Offering (1)
                                                   --------------------------   -------------------------  -------------------------
               Name                                  Number      Percent (2)      Number      Percent (2)    Number        Percent
------------------------------------------------   -----------  -------------   -----------   -----------  -----------   -----------
Abramovich, Avi (3)                                  118,918             *       118,918              *         0             0%
Altshuler Shaham Ltd. (4)                            281,250         1.36%       281,250              *         0             0%
Angel, Udi & Shatan, Roni (5)                         61,545             *        61,545              *         0             0%
Aperson S.A. (6)                                      93,750             *        93,750              *         0             0%
Barner, Moshe (7)                                     93,750             *        93,750              *         0             0%
Baruch, Lea (8)                                      353,625         1.72%       353,625          1.72%         0             0%
BenAmram, Eliyahu (9)                                 75,000             *        75,000              *         0             0%
Benvenishti, Oren (10)                               187,500             *       187,500              *         0             0%
Ben yoram, Israel (11)                               112,500             *       112,500              *         0             0%
Berger, Dov (12)                                      25,000             *        25,000              *         0             0%
Berger, Nahman (13)                                   25,000             *        25,000              *         0             0%
Berkowitz, Hershel (14)                              150,000             *       150,000              *         0             0%
Citron, Shimon (15)                                2,764,323        13.46%     2,050,000          9.98%      714,323        3.48%
Citron, Yariv (16)                                   494,449         2.41%       494,449          2.41%         0             0%
Equity Group (17)                                     44,348             *        44,348              *         0             0%
Fradkin, Akiva (18)                                  104,314             *       104,314              *         0             0%
Fuchs, Yuval (19)                                     37,500             *        37,500              *         0             0%
Gershon, Pini (20)                                 2,706,950        13.18%     2,050,000          9.98%      656,950        3.20%
Glenrock Group (21)                                  112,500             *       112,500              *         0             0%
Goodeve Enterprizes Inc. (22)                         64,200             *        64,200              *         0             0%

Grinberg, Adv. G. (trustee for M. Winner) (23)        39,639             *        39,639              *         0             0%
Hirsch, Joshua (24)                                   37,500             *        37,500              *         0             0%
Hirschman, Orin (25)                                 562,500         2.69%       562,500          2.69%         0             0%
Krystal Investitionen A.G. (26)                       75,000             *        75,000              *         0             0%
Lerer, Natan (27)                                    802,175         3.91%       802,175          3.91%         0             0%
Leshem, Eyal (28)                                     54,314             *        54,314              *         0             0%
Levi, Gil (29)                                       178,377             *       178,377              *         0             0%
M.C. Bayview Investments (30)                        780,000         3.70%       780,000          3.70%         0             0%
Majeho Investments, Inc. (31)                        300,000         1.45%       300,000          1.45%         0             0%
Malik, Ariel (32)                                     64,200             *        64,200              *         0             0%
Mehta, Sachin (33)                                   124,134             *       124,134              *         0             0%
Meir, Segev (34)                                      56,250             *        56,250              *         0             0%
Nehoray, Elazar Raz (35)                             232,449         1.12%       232,449          1.12%         0             0%
Nehoray, Ilana (36)                                  232,449         1.12%       232,449          1.12%         0             0%
Nehoray, Iris (37)                                   232,449         1.12%       232,449          1.12%         0             0%
Nehoray, Osnat (38)                                  232,449         1.12%       232,449          1.12%         0             0%
P.M.S. Enterprises Inc. (39)                         300,000         1.45%       300,000          1.45%         0             0%
Portfolio PR (40)                                     22,222             *        22,222              *         0             0%
RCONGold Systems Inc. (41)                           300,000         1.45%       300,000          1.45%         0             0%
Ron, Michael (42)                                     75,000             *        75,000              *         0             0%
Sagie, Efi (43)                                       64,200             *        64,200              *         0             0%
Seiks Trade Company 1982 Ltd. (44)                    62,588             *        62,588              *         0             0%
Schalka, Shachar (45)                                178,377             *       178,377              *         0             0%
Shmueli, Rivka (46)                                  857,462         4.17%       857,462          4.17%         0             0%
Sonshine, Zvi (47)                                   112,500             *       112,500              *         0             0%
Tabak, Haim (48)                                      71,977             *        71,977              *         0             0%
Trustee Avi Abramovich (49)                          734,371         3.58%       734,371          3.58%         0             0%
Vincent Park Holdings Ltd. (50)                      375,000         1.80%       375,000          1.80%         0             0%
Vinitzki, Ira (51)                                    64,675             *        64,675              *         0             0%
Wolf, Hircsh (52)                                    181,856             *       181,856              *         0             0%
WPG Select Technology Fund, LP (53)                  181,527             *       181,527              *         0             0%
WPG Select Technology Overseas, LP (54)              722,283         3.44%       722,283          3.44%         0             0%
WPG Select Technology QP Fund, LP (55)               746,190         3.55%       746,190          3.55%         0             0%
Yanofsky, Peter (56)                                 450,000         2.16%       450,000          2.16%         0             0%
Zolti, Azriel (57)                                   514,268          2.5%       514,268           2.5%         0             0%

*     Less than 1%.

(1) Assumes that all securities registered will be sold and that all shares of common stock underlying the warrants will be issued.

(2) Applicable percentage ownership is based on 20,540,012 shares of common stock outstanding as of January 20, 2005, together with securities exercisable or convertible into shares of common stock within 60 days of January 20, 2005. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of January 20, 2005 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3) The shares owned by Avi Abramovich were acquired pursuant to the December 1, 2003 Stock Purchase Agreement.

(4) The shares owned by Altshuler Shaham Ltd. were acquired in the April 2004 financing. Includes 187,500 shares issuable upon exercise of outstanding common stock purchase warrants. Gilad Altshuler and Kalman Shaham make the investment decisions on behalf of Altshuler Shaham Ltd. and have voting control over the securities beneficially owned by Altshuler Shaham Ltd. We have been advised that Altshuler Shaham Ltd. is a registered broker in Israel. Altshuler Shaham Ltd. purchased the securities from us as investment securities in the ordinary course of business. We have been advised by Altshuler Shaham Ltd. that at the time that it purchased the securities to be resold, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

(5) The shares owned by Udi Angel and Roni Shatan were acquired pursuant to the December 1, 2003 Stock Purchase Agreement.

(6) The shares owned by Aperson S.A. were acquired in the April 2004 financing. Includes 62,500 shares issuable upon exercise of outstanding common stock purchase warrants. Yehuda Eliraz makes the investment decisions on behalf of Aperson S.A. and has voting control over the securities beneficially owned by Aperson S.A.

(7) The shares owned by Moshe Barner were acquired in the April 2004 financing. Includes 62,500 shares issuable upon exercise of outstanding common stock purchase warrants.

(8) The shares owned by Lea Baruch were acquired pursuant to the December 1, 2003 Stock Purchase Agreement.

(9) The shares owned by Eliyahu BenAmram were acquired in the April 2004 financing. Includes 50,000 shares issuable upon exercise of outstanding common stock purchase warrants.

(10) The shares owned by Oren Benvenishti were acquired in the April 2004 financing. Includes 125,000 shares issuable upon exercise of outstanding common stock purchase warrants.

(11) The shares owned by Israel Ben yoram were acquired in the April 2004 financing. Includes 75,000 shares issuable upon exercise of outstanding common stock purchase warrants.

(12) The shares owned by Dov Berger were acquired pursuant to a private purchase transaction exempt from registration pursuant to Section 4(1) of the Securities Act of 1933, as amended.

(13) The shares owned by Nahman Berger were acquired pursuant to a private purchase transaction exempt from registration pursuant to Section 4(1) of the Securities Act of 1933, as amended.

(14) The shares owned by Hershel Berkowitz were acquired in the April 2004 financing. Includes 100,000 shares issuable upon exercise of outstanding common stock purchase warrants.

(15) The shares owned by Shimon Citron were acquired pursuant to the December 1, 2003 Stock Purchase Agreement.

(16) The shares owned by Yariv Citron were acquired pursuant to the December 1, 2003 Stock Purchase Agreement.

(17) The shares owned by the Equity Group were acquired as compensation for financial consulting services. Bob Goldstein makes the investment decisions on behalf of the Equity Group and has voting control over the securities beneficially owned by the Equity Group.

(18) The shares owned by Akiva Fradkin were acquired pursuant to a private purchase transaction exempt from registration pursuant to Section 4(1) of the Securities Act of 1933, as amended.

(19) The shares owned by Yuval Fuchs were acquired in the April 2004 financing. Includes 25,000 shares issuable upon exercise of outstanding common stock purchase warrants.

(20) The shares owned by Pini Gershon were acquired pursuant to the December 1, 2003 Stock Purchase Agreement.

(21) The shares owned by Glenrock Group were acquired in the April 2004 financing. Includes 75,000 shares issuable upon exercise of outstanding common stock purchase warrants. Leon Recanati makes the investment decisions on behalf of Glenrock Group and has voting control over the securities beneficially owned by Glenrock Group.

(22) The shares owned by Goodeve Enterprizes were acquired in the April 2004 financing. Includes 42,800 shares issuable upon exercise of outstanding common stock purchase warrants. Moshe Allalouf makes the investment decisions on behalf of Goodeve Enterprizes Inc. and has voting control over the securities beneficially owned by Goodeve Enterprizes Inc.

(23) The shares owned by Adv. G. Grinberg as trustee for M. Winner were acquired pursuant to the December 1, 2003 Stock Purchase Agreement.

(24) The shares owned by Joshua Hirsch were acquired in the April 2004 financing. Includes 25,000 shares issuable upon exercise of outstanding common stock purchase warrants.

(25) The shares owned by Orin Hirschman were acquired in the April 2004 financing. Includes 375,000 shares issuable upon exercise of outstanding common stock purchase warrants.

(26) The shares owned by Krystal Investitionen A.G. were acquired in the April 2004 financing. Includes 50,000 shares issuable upon exercise of outstanding common stock purchase warrants. Asael Karfiol makes the investment decisions on behalf of Krystal Investitionen A.G. and has voting control over the securities beneficially owned by Krystal Investitionen A.G.

(27) The shares owned by Natan Lerer were acquired pursuant to the December 1, 2003 Stock Purchase Agreement.

(28) The shares owned by Eyal Leshem were acquired pursuant to a private purchase transaction exempt from registration pursuant to Section 4(1) of the Securities Act of 1933, as amended.

(29) The shares owned by Gil Levi were acquired pursuant to the December 1, 2003 Stock Purchase Agreement.

(30) The shares owned by M.C. Bayview Investments were acquired in the April 2004 financing. Includes 530,000 shares issuable upon exercise of outstanding common stock purchase warrants. Michael Sochaczevski makes the investment decisions on behalf of M.C. Bayview Investments and Amos Sochaczevski has voting control over the securities beneficially owned by M.C. Bayview Investments.

(31) The shares owned by Majeho Investments, Inc. were acquired in the August 2004 financing. Includes 200,000 shares issuable upon exercise of outstanding common stock purchase warrants. Mark Hornstein makes the investment decisions on behalf of Majeho Investments, Inc. and has voting control over the securities beneficially owned by Majeho Investments, Inc.

(32) The shares owned by Ariel Malik were acquired in the April 2004 financing. Includes 42,800 shares issuable upon exercise of outstanding common stock purchase warrants.

(33) The shares owned by Sachin Mehta were acquired pursuant to the December 1, 2003 Stock Purchase Agreement.

(34) The shares owned by Segev Meir were acquired in the April 2004 financing. Includes 37,500 shares issuable upon exercise of outstanding common stock purchase warrants.

(35) The shares owned by Elazar Raz Nehoray were acquired in the April 2004 financing. Includes 154,966 shares issuable upon exercise of outstanding common stock purchase warrants.

(36) The shares owned by Ilana Nehoray were acquired in the April 2004 financing. Includes 154,966 shares issuable upon exercise of outstanding common stock purchase warrants.

(37) The shares owned by Iris Nehoray were acquired in the April 2004 financing. Includes 154,966 shares issuable upon exercise of outstanding common stock purchase warrants.

(38) The shares owned by Osnat Nehoray were acquired in the April 2004 financing. Includes 154,966 shares issuable upon exercise of outstanding common stock purchase warrants.

(39) The shares owned by P.M.S. Enterprises Inc. were acquired in the August 2004 financing. Includes 200,000 shares issuable upon exercise of outstanding common stock purchase warrants. Peter Schreter makes the investment decisions on behalf of P.M.S. Enterprises Inc. and has voting control over the securities beneficially owned by P.M.S. Enterprises Inc.

(40) The shares owned by Portfolio PR were acquired as compensation for public and investor relations services. Paul Holm and Jerry Cahn make the investment decisions on behalf of Portfolio PR and have voting control over the securities beneficially owned by Portfolio PR.

(41) The shares owned by RCONGold Systems Inc. were acquired in the August 2004 financing. Includes 200,000 shares issuable upon exercise of outstanding common stock purchase warrants. Robert Cohen makes the investment decisions on behalf of RCONGold Systems Inc. and has voting control over the securities beneficially owned by RCONGold Systems Inc.

(42) The shares owned by Michael Ron were acquired in the April 2004 financing. Includes 50,000 shares issuable upon exercise of outstanding common stock purchase warrants.

(43) The shares owned by Efi Sagie were acquired in the April 2004 financing. Includes 42,800 shares issuable upon exercise of outstanding common stock purchase warrants.

(44) The shares owned by Seiks Trade Company 1982 Ltd. were acquired pursuant to the December 1, 2003 Stock Purchase Agreement. Azriel Zolti makes the investment decisions on behalf of Seiks Trade Company 1982 Ltd. and has voting control over the securities beneficially owned by Seiks Trade Company 1982 Ltd.

(45) The shares owned by Shachar Schalka were acquired pursuant to the December 1, 2003 Stock Purchase Agreement.

(46) The shares owned by Rivka Shmueli were acquired pursuant to the December 1, 2003 Stock Purchase Agreement.

(47) The shares owned by Zvi Sonshine were acquired in the April 2004 financing. Includes 75,000 shares issuable upon exercise of outstanding common stock purchase warrants.

(48) The shares owned by Haim Tabak were acquired pursuant to the December 1, 2003 Stock Purchase Agreement.

(49) The shares owned by Avi Abramovich as trustee were acquired pursuant to the December 1, 2003 Stock Purchase Agreement.

(50) The shares owned by Vincent Park Holdings Ltd. were acquired in the April 2004 financing. Includes 250,000 shares issuable upon exercise of outstanding common stock purchase warrants. Joseph Rubinstein makes the investment decisions on behalf of Vincent Park Holdings Ltd. and has voting control over the securities beneficially owned by Vincent Park Holdings Ltd.

(51) The shares owned by Ira Vinitzki were acquired pursuant to the December 1, 2003 Stock Purchase Agreement.

(52) The shares owned by Hirsch Wolf were acquired in the April 2004 financing. Includes 121,238 shares issuable upon exercise of outstanding common stock purchase warrants.

(53) The shares owned by WPG Select Technology Fund, LP were acquired in the August 2004 financing. Includes 121,018 shares issuable upon exercise of outstanding common stock purchase warrants. Ben Taylor and George Boyd make the investment decisions on behalf of WPG Select Technology Fund, LP and have voting control over the securities beneficially owned by WPG Select Technology Fund, LP.

(54) The shares owned by WPG Select Technology Overseas, LP were acquired in the August 2004 financing. Includes 481,522 shares issuable upon exercise of outstanding common stock purchase warrants. Ben Taylor and George Boyd make the investment decisions on behalf of WPG Select Technology Overseas, LP and have voting control over the securities beneficially owned by WPG Select Technology Overseas, LP.

(55) The shares owned by WPG Select Technology QP Fund LP were acquired in the August 2004 financing. Includes 497,460 shares issuable upon exercise of outstanding common stock purchase warrants. Ben Taylor and George Boyd make the investment decisions on behalf of WPG Select Technology QP Fund, LP and have voting control over the securities beneficially owned by WPG Select Technology QP Fund, LP.

(56) The shares owned by Peter Yanofsky were acquired in the August 2004 financing. Includes 300,000 shares issuable upon exercise of outstanding common stock purchase warrants.

(57) The shares owned by Azriel Zolti were acquired pursuant to the December 1, 2003 Stock Purchase Agreement.